Designated Filer:	HORING JEFF
Issuer & Ticker Symbol:	SolarWinds, Inc. (SWI)
Date of Event Requiring Statement:   November 22, 2010

Explanation of Responses

(1)
After giving effect to the sale, Insight Venture Management, LLC (“Insight Management”) no longer beneficially owns any shares of Common Stock. The reporting person is a member of the board of managers of Insight Holdings Group, LLC, which in turn is the managing member of Insight Management.  The reporting person disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purposes.